



05006654

RECEIVED
2005 MAR 17 A 9: 13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 8, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 032/2005**

  Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant I, II & III.

  Date: March 8, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. Bor Mor Jor 58
414 Shinawatra Tower 1, Phahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 www.shincorp.com

RECEIVED
2005 MAR 17 A 9:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**March 8, 2005**

SHIN 032/2005

March 8, 2005

Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant I, II & III

To: President

The Stock Exchange of Thailand

According to the Board of Directors' Meeting of Shin Corporation Public Company Limited (the "Company") No. 2/2005 held on February 18, 2005 passed a resolution to approve the dividend payment for the second half of year 2004 to shareholders at the rate of 1.08 Baht per share, totaling of Baht 3,234.61 million.

Upon the resolution, the Company has announced to distribute the dividends in excess of 50% of the net profit after income tax. This has affected on exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and, employees of the Company (ESOP) Grant I, II & III, as stated in Clause 2.6 (v) of the Prospectus offering the ESOP Program of the Company. The ESOP warrant holders shall not be decreased their rights. The adjustment to exercise price and exercise ratio of ESOP Warrants Grant I, II & III were shown as follow;

| **ESOP Grant I** | **Before adjustment** | **After adjustment** |
|---|---|---|
| Exercise price (Baht / share) | 17.704 | 17.567 |
| Exercise ratio | 1 : 1.00540 | 1 : 1.01327 |
| Number of shares to be allotted (Shares) | 14,150,758* | 14,351,450* |
| **ESOP Grant II** | **Before adjustment** | **After adjustment** |
| Exercise price (Baht / share) | 13.597 | 13.491 |
| Exercise ratio | 1 : 1.00540 | 1 : 1.01327 |
| Number of shares to be allotted (Shares) | 15,497,275* | 15,713,994* |
| **ESOP Grant III** | **Before adjustment** | **After adjustment** |
| Exercise price (Baht / share) | 36.214 | 35.933 |
| Exercise ratio | 1 : 1.00540 | 1 : 1.01327 |
| Number of shares to be allotted (Shares) | 13,660,200* | 13,841,471* |
| **Number of additional shares to be allotted after adjustment of exercise price and exercise ratio of ESOP Grant I, II & III** | **Total 598,682 shares** | |

* calculated from the remaining of unexercised warrants

The number of additional shares to be allotted after adjustment of exercise price and exercise ratio of ESOP Grant I, II & III has been included the number of additional shares for the first adjustment on August 25, 2004.

The new exercise price and new exercise ratio shall be effective immediately on the first day of XD sign posting or on March 8, 2005 onwards. As a result, provided that, the Company currently has sufficiently reserved shares for the exercise of ESOP warrants. The Company, therefore, will allot the additional shares to reserve for the new exercise ratio of ESOP Grant I, II & III in the Annual General Meeting of Shareholders for fiscal year 2005.